As filed with the Securities and Exchange Commission on January 5, 2016

Registration No. 333-208331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GALENA BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-8099512
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2000 Crow Canyon Place, Suite 380

San Ramon, California 94583

(855) 855-4253

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark W. Schwartz, Ph.D.

President and Chief Executive Officer

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, California 94583

(855) 855-4253

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Knapp	Dale E. Short
General Counsel	Darren T. Freedman
Galena Biopharma, Inc.	TroyGould PC
2000 Crow Canyon Place, Suite 380	1801 Century Park East, 16th Floor
San Ramon, California 94583	Los Angeles, CA 90067
(855) 855-4253	(310) 553-4441

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a small reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

Galena Biopharma, Inc. (“Galena”) is re-filing this Post-Effective Amendment No. 1 (this “Amendment”) to its Registration Statement on Form S-3 (the “Original Filing”), which was filed with the Securities and Exchange Commission on December 4, 2015 and declared effective on December 22, 2015, to remove the delaying amendment that was incorrectly included in this Amendment as originally filed on December 30, 2015. This Amendment is for the sole purpose of adding to Exhibit 23.3 the signature of BDO USA, LLP, which was inadvertently omitted from Exhibit 23.3 filed with the Original Filing.

Except as described above, this Amendment effects no change to the Original Filing. This Amendment does not reflect events that may have occurred subsequent to the Original Filing date of December 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on January 5, 2016.

GALENA BIOPHARMA, INC.

By:	/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark W. Schwartz Mark W. Schwartz	President and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	January 5, 2016

/s/ Sanford J. Hillsberg* Sanford J. Hillsberg	Chairman of the Board	January 5, 2016

/s/ William L. Ashton* William L. Ashton	Director	January 5, 2016

/s/ Richard Chin* Richard Chin, M.D.	Director	January 5, 2016

/s/ Irving M. Einhorn* Irving M. Einhorn	Director	January 5, 2016

/s/ Steven S. Galliker* Steven S. Galliker	Director	January 5, 2016

/s/ Steven A. Kriegsman* Steven A. Kriegsman	Director	January 5, 2016

/s/ Rudolph Nisi* Rudolph Nisi, M.D.	Director	January 5, 2016

*By:	/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D.
As Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed with this registration statement or are incorporated by reference as part of this registration statement:

Exhibit Number	Description

23.3	Consent of BDO USA, LLP.